February 17, 2017

Via EDGAR

Wilson K. Lee

Senior Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Investors Real Estate Trust
Form 10-K
Filed on June 29, 2016
File No. 001-35624

Form 8-K
Filed on December 12, 2016
File No. 001-35624

Dear Mr. Lee:

Investors Real Estate Trust (the “Company”) hereby submits this letter in response to the comment letter dated January 23, 2017 sent on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings of the Company with the Commission. For convenience, the Staff’s captions and comments have been reprinted below in bold and are followed by the Company’s responses.

FORM 8-K FILED ON DECEMBER 12, 2016

Exhibit 99.1

Guidance

1.

Reference is made to the guidance on page vi related to your range estimates of FFO and NOI growth. We note that guidance provided is comprised mainly of Non-GAAP information. Given the lack of similar GAAP information and quantitative reconciliation between the GAAP and Non-GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. Reference is also made to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Securities and Exchange Commission

February 17, 2017

RESPONSE: In drafting the guidance section, the Company noted Item 10(e)(1)(i)(B) of Regulation S-K, which requires quantitative reconciliation for forward-looking non-GAAP measures to the extent available without unreasonable efforts. Due to the difficulty of predicting the timing and certainty of acquisitions and dispositions that would materially affect depreciation and capital gains or losses, which combined generally represent the majority of the difference between net income available to common shareholders and FFO, the Company relied on this “unreasonable efforts” exception and did not include such reconciliation or presentation. The Company has reviewed Question 102.10 of the Non-GAAP CD&Is  issued on May 17, 2016 (“CD&I”) and advises that it will, in future filings/furnished earnings releases, revise the guidance section to disclose the Company’s reliance on this “unreasonable efforts” exemption and identify the information that is unavailable and its probable significance in a location of equal or greater prominence in compliance with Item 10(e)(1)(i)(A) of Regulation S-K, namely providing this disclosure in the beginning of the guidance section, before disclosure of the non-GAAP measures. Please see below the suggested addition to this section going forward:

“IRET provides guidance on FFO per share and Same Store multifamily NOI growth, which are non-GAAP measures, but does not forecast or provide a reconciliation to net income per share. It is not reasonable to accurately predict the timing and certainty of acquisitions and dispositions that would materially affect depreciation and capital gains or losses, which combined generally represent the majority of the difference between net income available to common shareholders and FFO. Based on historical experience, the dollar amount of that unavailable information could be significant.”

Exhibit 99.2

2.

We note you consider Adjusted funds from operations (AFFO) to be a measure of a REIT’s ability to incur and service debt and to pay distributions to its shareholders. Based on such definition, it appears AFFO can be used as a liquidity measure. Please clarify how you considered Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 in determining that AFFO can be presented on a per share basis.

RESPONSE: The Company respectfully notes the Staff’s comment and has considered Question 102.05 of the CD&I in determining whether AFFO can be presented on a per share basis. C&DI Question 102.05 states, in part (emphasis added):

“Item 10(e) recognizes that certain non-GAAP per share performance measures may be meaningful from an operating standpoint. Non-GAAP per share performance measures should be reconciled to GAAP earnings per share. On the other hand, non-GAAP liquidity measures that measure cash generated must not be presented on a per share basis in documents filed or furnished with the Commission, consistent with Accounting Series Release No. 142. Whether per share data is prohibited depends on whether the non-GAAP measure can be used as a liquidity measure, even if management presents it solely as a performance measure. When analyzing these questions, the staff will focus on the substance of the non-GAAP measure and not management’s characterization of the measure.”

Securities and Exchange Commission

February 17, 2017

The Company believes that it is not appropriate to use the Company’s AFFO as a liquidity measure, that the Company’s AFFO calculation would preclude its use as a liquidity measure, and that the Company’s AFFO would not be useful to analysts or investors as a liquidity measure.

Item 10(e)(1)(ii) of Regulation S-K states, in part (emphasis added):

“(ii) A registrant must not:

(A) Exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA).”

As the Company does not view or use the Company’s AFFO as a liquidity measure, the Company’s AFFO excludes several items requiring cash settlement from its cash flows from operations, which otherwise would be necessary to appropriately evaluate the Company’s liquidity. Specifically, the Company’s AFFO excludes: (i) most adjustments for the “Changes in Other Assets and Liabilities” or the actual timing of the payment of income or expense items that are accrued in the period, (ii) acquisition costs, and (iii) default interest expense. Furthermore, the Company’s AFFO is adjusted for recurring capital expenditures and for same-store property tenant improvements and leasing costs, which are generally not considered when determining cash flows from operations or liquidity. In addition, approximately the same number of adjustments is required to reconcile the Company’s AFFO to net income (loss) applicable to common shareholders as would be required to reconcile the Company’s AFFO to net cash provided by operating activities. Based on the nature of these exclusions and adjustments, the Company takes the position that the Company’s AFFO cannot be used as a liquidity measure.

Rather, the Company uses the Company’s AFFO as a measure to evaluate the Company’s earnings performance as a REIT.  To support this position, the Company utilizes the Company’s AFFO as a performance measure by (i) including it as part of the Company’s annual operating plan presented to and approved by the Board of Trustees, (ii) including it in the Company’s quarterly earnings releases and (iii) discussing it as a performance benchmark on earnings calls and other calls with investors. In addition, the Company’s AFFO is frequently used by analysts, investors and other interested parties as a key supplemental benchmark to measure the Company’s operating performance and profitability. Also, many of the Company’s peers in the REIT industry utilize AFFO or a similar measure on a per share basis, due to the view that it is a performance measure.

Securities and Exchange Commission

February 17, 2017

Therefore, the Company continues to believe it is appropriate to present the Company’s AFFO on a per share basis in its SEC filings/furnished earnings releases and that such approach remains consistent with Item 10(e) of Regulation S-K and Question 102.05 of the CD&I. The Company further advises that it will, in future filings/furnished earnings releases, revise its definition of AFFO to make clear the intended use and limitations of the Company’s AFFO. Please see below the suggested revisions to the definition going forward [with deletions struck through and additions italicized]:

“Adjusted funds from operations (AFFO) is calculated by subtracting from Funds from operations (FFO) (1) tenant improvements and leasing costs at same-store properties, and recurring capital expenditures that are capitalized and amortized and are necessary to maintain our properties and revenue stream and (2) straight line rents, then adding (3) non-real estate depreciation and amortization and (4) share-based compensation expense. We may also adjust FFO for certain unusual non-recurring items that ~~do not produce cash available for distribution to shareholders or~~ are ~~otherwise~~ not representative of our ongoing operating performance. Our calculation subtracts from FFO leasing commissions and tenant improvements at same-store properties only, since we consider tenant improvement and leasing cost levels at non-same-store properties unrepresentative of expected levels at same-store properties. Previously-reported AFFO amounts are not revised for changes in the composition of the same-store properties pool. ~~AFFO is included herein because we consider it to be a measure of a REIT's ability to incur and service debt and to pay distributions to its shareholders~~.  We believe AFFO is helpful in understanding our operating performance between periods in that it removes certain items that by their nature are not comparable over periods and therefore tend to obscure actual operating performance. AFFO measures the ability to control revenues, expenses and recurring capital expenditures. AFFO should not be considered as an alternative to net income as an indication of financial performance, or as an alternative to cash flows from operations as a measure of liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions to shareholders. AFFO is a non-GAAP and non-standardized measure, and may be calculated differently by other REITs.”

3.

We note that you adjust leasing commissions and tenant improvements at same-store properties only because amounts related to non-same-store properties are  unrepresentative of expected levels at same-store properties. Please expand to further clarify your rationale for only adjusting such amounts related to same-store properties to arrive at AFFO. Your response should specifically address why the corresponding amounts for non-same-store properties should not be factored into the calculation of AFFO on a consolidated basis.

Securities and Exchange Commission

February 17, 2017

RESPONSE: AFFO represents the Company’s ongoing operating performance. Non-same-store properties, which are composed primarily of recent acquisitions and developments/redevelopments, generally have leasing commission and tenant improvement activity that is contemplated prior to the acquisition or development/redevelopment and which the Company identifies as necessary to bring the property to the Company’s operational standards. These costs are not comparable from period to period and are not typical of the normalized recurring activity at same-store properties which maintains the quality of the underlying assets and the revenue stream. The non-same-store leasing commissions and tenant improvements are not representative of the Company’s ongoing operating performance and accordingly are not factored into the calculation of AFFO on a consolidated basis.

Thank you for your consideration of our responses. Should you have any questions, please call the undersigned at 952-401-4836.

Sincerely,

/s/ Ted E. Holmes
Ted E. Holmes
Executive Vice President and Chief Financial Officer